EXHIBIT 99.1

GOGL - Transition of Chief Executive Officer

29.05.2024

Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”)  today announced that Lars-Christian Svensen, Chief Executive Officer of Golden Ocean Management AS, has decided to step down from his position to seek new opportunities. The Board has appointed the company’s CFO, Peder Simonsen, to take the role as Interim Chief Executive Officer and Chief Financial Officer of Golden Ocean Management AS. Mr. Svensen will be available for the company till September 1, 2024.
“I would like to thank Lars-Christian for his valuable contributions to the company as CCO and CEO and wish him all the best for the future”, said Ola Lorentzon, Chairman of Golden Ocean.
Lars-Christan Svensen commented: “I would like to thank the Board and my colleagues for wonderful years. I am proud to have contributed to the Company’s success and development during my tenure. I wish the Company all the best, and I am sure the prosperity will continue going forward.”

May 29, 2024
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.